SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SunTrust Banks, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Georgia	58-1575035

(State of Incorporation or Organization) 303 Peachtree Street, N.E. Atlanta, Georgia (Address of Principal Executive Offices)	(IRS Employer Identification No.) 30308 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. ☑	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	N/A

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Common Stock, $1.00 par value per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

      This Registration Statement on Form 8-A is being filed by SunTrust Banks, Inc., a Georgia corporation (“SunTrust”), to amend and restate in its entirety the description of SunTrust’s capital stock previously set forth in a Registration Statement on Form 8-B filed by SunTrust with the Securities and Exchange Commission on June 10, 1985, as amended on August 4, 1987.

      Except as specifically noted, “SunTrust,”, “we,” “us” and similar words in this registration statement refer to SunTrust Banks, Inc.

Item 1. Description of Registrant’s Securities to be Registered.

General

      Under our articles of incorporation, we are authorized to issue 800,000,000 shares of capital stock, which consists of 750,000,000 shares of common stock, par value $1.00 per share, and 50,000,000 shares of preferred stock, no par value per share. As of February 14, 2003, there were 282,205,477 shares of our common stock outstanding and no shares of our preferred stock outstanding.

      The following description of our capital stock is subject to our articles of incorporation and bylaws, which are incorporated herein by reference and to the provisions of applicable Georgia law.

Common Stock

      Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. There is no cumulative voting for the election of directors. As described more fully herein, our articles of incorporation require a special shareholder vote to approve certain business combinations, including mergers, consolidations and sales of assets, involving interested shareholders.

      Holders of shares of our common stock do not have preemptive rights to subscribe for or to purchase any additional shares of our stock or securities or any conversion or redemption rights. In the event of liquidation, holders of our common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders, if any, of our preferred stock. Holders of shares of our common stock are entitled to receive dividends when declared by the board of directors out of funds legally available therefore, subject to the rights of the holders, if any, of our preferred stock. The outstanding shares of our common stock are validly issued, fully paid and nonassessable.

      In the event of our liquidation, dissolution or winding up, holders of shares of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of shares of our common stock have no preemptive rights or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

      Our common stock is listed on the New York Stock Exchange under the symbol “STI.”

      The transfer agent and registrar for the common stock is SunTrust Bank (“SunTrust Bank”).

Preferred Stock

      We are authorized to issue up to 50,000,000 shares of preferred stock. Currently, we have no preferred stock outstanding.

      Our articles of incorporation authorize the board of directors to provide for the issuance of preferred stock in one or more series, without shareholder action. The board of directors is authorized to fix the designation, powers, preferences and rights, and the qualifications, limitations and restrictions of the shares of each series of preferred stock we issue. For each series of preferred stock, the board is permitted to specify the following:

•	the designation of each series and the number of shares in the series;

•	the rate of dividends payable on the series, the timing of the dividend payments and the date from which dividends accumulate;

•	whether the shares of the series can be redeemed and, if applicable, the terms and conditions for redemption;

•	the liquidation preference and amount for the series;

•	any conversion rights and, if applicable, the terms and conditions for conversion; and

•	the voting rights, if any, for the series.

      Although no shares of preferred stock are currently outstanding and we have no current plans to issue preferred stock, the issuance of shares of our preferred stock could be used to discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of our preferred stock containing class voting rights that would enable the holder or holders of this series to block that transaction. Alternatively, we could facilitate a business combination by issuing a series of our preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of our common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our shareholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over prevailing market prices of the stock. Our board does not at present intend to seek shareholder approval prior to any issuance of currently authorized preferred stock unless otherwise required by law or applicable stock exchange requirements.

Statutory Limitations on Dividends

      We are a legal entity separate and distinct from our subsidiaries, including SunTrust Bank. There are various legal and regulatory limits under federal and state law on the extent to which SunTrust Bank may pay dividends or otherwise supply funds to us.

      The principal source of our cash revenues is dividends from our subsidiaries, including SunTrust Bank. Federal and Georgia law limit the payment of these dividends to a certain extent. The Federal Reserve must approve any dividend if the total of all dividends declared by SunTrust Bank in any calendar year exceeds SunTrust Bank’s net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of SunTrust Bank’s undivided profits without the prior approval of the Federal Reserve and SunTrust Bank’s shareholders. The relevant federal and state bank regulatory agencies also have authority to prohibit a bank holding company or a bank from engaging in any activity that, in the opinion of such regulatory agency, constitutes an unsafe or unsound practice in conducting its business. Such regulatory agencies could deem the payment of dividends, depending upon the financial condition of the subsidiary, to constitute such an unsafe or unsound practice.

      Under Georgia law, which also would apply to any payment of dividends by SunTrust Bank to us, the prior approval of the Georgia Department of Banking and Finance is required before any cash dividends may be paid by a state bank if: (1) total classified assets at the most recent examination of such bank exceed 80% of the Tier 1 capital plus the allowance for loan losses of such bank; (2) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits, after taxes but before dividends, for the previous calendar year or (3) the ratio of Tier 1 capital to adjusted total assets is less than 6%.

      In addition, SunTrust Bank is subject to limitations under Sections 23A and 23B of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with us and our other subsidiaries. Furthermore, such loans and extensions of credit, as well as certain other transactions, are also subject to various collateral requirements.

Anti-Takeover Effects of Georgia Law, Our Articles of Incorporation and Bylaws

      The following discussion concerns certain provisions of Georgia law, our articles of incorporation and our bylaws that could be viewed as having the effect of preventing, delaying or discouraging an attempt to obtain control of us.

Georgia Law

Business Combination Statute

      Under Georgia law, unless otherwise provided by a corporation’s articles of incorporation or bylaws, a merger, share exchange or sale of all or substantially all of the corporation’s assets must be approved by a majority of all the votes entitled to be cast, voting as a single voting group and by a majority of all the votes entitled to be cast by holders of shares of each voting group entitled to vote separately as a voting group by the articles of incorporation. Shareholders of the corporation surviving a merger or share exchange need not approve the merger or share exchange if certain conditions are met. Except as set forth below, neither our articles of incorporation nor our bylaws contain a provision that alters the requirements with respect to mergers or share exchanges or a sale of all or substantially all of our assets under Georgia law.

      We have elected in our bylaws to be covered by a provision of Georgia law that restricts business combinations with interested shareholders, referred to herein as the “Business Combinations Statute.” Under Georgia law, once adopted, this provision may be repealed only by the affirmative vote of at least two-thirds of the “continuing directors” and a majority of the votes entitled to be cast by the voting shares, other than the voting shares beneficially owned by an “interested shareholder”, in addition to any other vote required by the articles of incorporation or the bylaws. Our articles of incorporation require the affirmative vote of at least 75% of the full board of directors to amend or repeal our election in our bylaws to be governed by the Business Combinations Statute.

      An “interested shareholder” is defined as a person or entity that is the beneficial owner of 10% or more of the voting power of the corporation’s voting stock, or a person or entity that is an affiliate of the corporation and, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s voting stock. “Continuing directors” are directors who served prior to the time the interested shareholder acquired beneficial ownership of 10% or more of the outstanding voting stock and who are unaffiliated with the interested shareholder.

      The Business Combinations Statute generally prohibits us from entering into certain business combination transactions with any interested shareholder for a five-year period following the time that the shareholder became an interested shareholder. An interested shareholder may engage in a business combination transaction with us within the five-year period only if:

•	our board of directors approved the transaction before the shareholder became an interested shareholder or approved the transaction in which the shareholder became an interested shareholder;

•	the interested shareholder acquired at least 90% of the voting stock outstanding in the transaction in which it became an interested shareholder; or

•	after becoming an interested shareholder, the interested shareholder acquired additional shares resulting in the interested shareholder being the beneficial owner of at least 90% of the voting stock, excluding Insider Shares, and the transaction was approved at an annual or special meeting of shareholders by the holders of a majority of the voting stock entitled to vote, excluding from the vote Insider Shares and voting stock beneficially owned by the interested shareholder.

“Insider Shares” refer to shares owned by:

•	persons who are directors or officers of us, our affiliates or associates;

•	our subsidiaries; and

•	our employee stock plans, under which participants do not have the right to determine confidentially the extent to which shares held under such plans will be tendered in a tender or exchange offer.

Shareholder Action Only by Unanimous Written Consent

      Georgia law provides that shareholders of a corporation may act by written consent if the action is taken by all of the shareholders entitled to vote on the action or, if so provided in the articles of incorporation, by persons who would be entitled to vote on the action having voting power to cast at least the minimum number of votes required to approve such action. Therefore, a Georgia corporation must affirmatively elect in its articles of incorporation for the shareholders to act by less than unanimous written consent. We have not made such an election in our articles of incorporation. Accordingly, our shareholders may act by written consent only if the written consent is unanimous.

Our Articles and Bylaws

Fair Price Provisions

      Our bylaws provide that any business combination requires the affirmative vote of the holders of at least 75% of our then outstanding common stock, including the affirmative vote of the holders of at least 75% of our then outstanding common stock not beneficially owned by the interested shareholder. “Business combination” is defined to include the following:

•	a merger or consolidation of the company or any subsidiary with an “interested shareholder” (defined generally as a person beneficially owning 10% or more of the outstanding common stock of the corporation) or an affiliate of an interested shareholder;

•	a sale or other disposition with or to any interested shareholder of assets having a fair market value in excess of $1,000,000;

•	the issuance by the corporation of securities to any interested shareholder or an affiliate of an interested shareholder in exchange for cash or other consideration in excess of $1,000,000;

•	the adoption of any plan for liquidation or dissolution proposed by an interested shareholder; or

•	any reclassification of securities or subsidiary merger which increases the equity ownership of any interested shareholder.

      These restrictions are not applicable if the business combination has been approved by three-fourths of all our directors or if the transaction meets all of the fair price criteria set forth in our articles of incorporation intended to assure that all shareholders receive a fair price and equivalent consideration for their shares regardless of when they sell to the acquiring party.

      The fair price provisions are designed to discourage attempts to take us over by utilizing two-tier pricing tactics or by acquiring less than all of our outstanding shares. In recent years there have been increasing numbers of non-negotiated attempts to take over publicly owned corporations. These attempts typically involve the accumulation of a substantial block of the target corporation’s stock by the purchaser or a tender offer by the purchaser to obtain a major stock interest in the target corporation, followed by a merger or other reorganization of the acquired company on terms determined entirely by the purchaser. The terms of these attempts may include two-tier pricing, which is the practice of paying cash to acquire a controlling interest in a company and acquiring the remaining equity interest by paying the remaining shareholders a price that is lower than the price paid to acquire the controlling interest or by utilizing a different form of consideration for payment to the remaining shareholders than was used to purchase the controlling interest.

      While the terms of a non-negotiated takeover could be fair to our shareholders, negotiated transactions may result in more favorable terms to our shareholders because of factors such as the timing of the transaction, the tax effects on the shareholders and the fact that the nature and amount of the consideration paid to all shareholders will be negotiated by the parties at arms-length rather than dictated by the purchaser.

      Although the federal securities laws and regulations applicable to certain of the business combinations covered by the fair price provisions require that disclosure be made to shareholders of the terms of such a transaction, these laws do not assure shareholders that the financial terms of the business combination will be fair to them or that they can effectively prevent its consummation. The fair price provisions are intended to address some of the effects of these gaps in federal and state laws and prevent some of the potential inequities of certain acquisitions that involve two or more steps. The fair price provisions require that, in order to complete a business combination that is not approved by a 75% vote of the entire board, an interested shareholder must meet the minimum price and procedural requirements of the fair price provisions.

      Due to the difficulties of complying with the requirements of the fair price provisions, the fair price provisions generally may discourage attempts to acquire control of us. As a result, holders of shares our common stock may be deprived of an opportunity to sell their shares at a premium above the market price. In addition, the fair price provisions would give veto power to the holders of a minority of shares of our common stock with respect to certain business combinations that are opposed by more than 25% of the board, but which a majority of shareholders may believe to be desirable and beneficial. Moreover, in any such business combination not receiving the requisite approval of our shareholders or our directors, the minimum price provisions of the fair price provisions, while providing objective pricing criteria, could be arbitrary and not indicative of value.

Shareholder Nominations and Proposals; Calling Special Meetings

      Our bylaws provide that any shareholder may present a nomination for a directorship or a proposal for consideration at an annual meeting or special meeting of shareholders only if advance notice of the nomination or proposal has been delivered to us not less than 90 days or more than 120 days prior to the meeting. If less than 100 days’ notice or public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder must be received not later than 10 days after the notice was mailed or the disclosure made.

      The foregoing notices must describe, among other things:

•	the proposal to be brought at the meeting (including the reason for such proposal) or the nominee for director (including, occupation, personal information and share ownership for each nominee), as applicable;

•	personal information regarding the shareholder giving the notice;

•	the number and class of shares owned by the shareholder; and

•	his or her interest in the proposal.

      Our bylaws provide that a special meeting shall be called by the board of directors upon written demand of the holders of more than 50% of the outstanding common stock

      These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

Staggered Board

      Our board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors.

      The classification of directors makes it more difficult for shareholders to change the composition of our board of directors. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of Directors

      Our bylaws provide that that any director or the entire board of directors may be removed, with or without cause, but only by the affirmative vote of the holders of 75% of the outstanding shares of our common stock, including the affirmative vote of at least 75% of the outstanding shares of our common stock not beneficially owned by a 10% or greater shareholder

Restrictions on Amendments to Our Articles of Incorporation

      Georgia law requires a majority vote of the shares entitled to vote on the articles of incorporation or charter of a corporation to amend the articles or charter. Our articles of incorporation, however, require an affirmative vote by at least 75% of the outstanding shares entitled to vote (including the affirmative vote by at least 75% of the outstanding shares other than those beneficially owned by any interested shareholder) to alter or amend the fair price provisions of our articles of incorporation.

Restrictions on Amendments to Our Bylaws

      Our board of directors may amend, adopt or repeal the bylaws or adopt new bylaws by a majority vote of all directors, but any bylaws adopted by the board of directors may be amended, altered or repealed by the shareholders. In addition, our articles of incorporation provide that the affirmative vote by at least 75% of the outstanding shares entitled to vote (including the affirmative vote by at least 75% of the outstanding shares other than those beneficially owned by any interested shareholder) to alter or amend certain provisions in our bylaws relating to directors including provisions relating to:

•	classification of our directors;

•	eligibility for, and nomination procedures of, directors;

•	removal of directors; and

•	vacancies of directors.

Social Responsibility Provision

      Our articles of incorporation permit the board of directors, when considering an acquisition proposal, to consider the non-economic impacts of the proposed transaction, including the social and economic effects of the proposed transaction on our employees, customers, suppliers and other constituents as well as our subsidiaries and on the communities in which we and our subsidiaries operate or are located and the desirability of maintaining independence from any other entity.

Item 2. Exhibits.

1.	Amended and Restated Articles of Incorporation of SunTrust Banks, Inc. effective as of November 14, 1989, and amendment effective as of April 24, 1998, incorporated by reference to Exhibit 3.1 to SunTrust’s 1998 Annual Report on Form 10-K.

2.	Amendment to Restated Articles of Incorporation of SunTrust Banks, Inc., effective April 18, 2000, incorporated by reference to Exhibit 3.1 of SunTrust’s Quarterly Report on Form 10-Q as of March 31, 2000.

3.	Bylaws of SunTrust Banks, Inc., effective as of April 16, 2002, incorporated by reference to Exhibit 3.3 of SunTrust’s Quarterly Report on Form 10-Q as of June 30, 2002.

SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

SUNTRUST BANKS, INC.

By:	/s/ Raymond D. Fortin Raymond D. Fortin Senior Vice President and General Counsel

Dated: March 5, 2003

Exhibits

1.	Amended and Restated Articles of Incorporation of SunTrust Banks, Inc. effective as of November 14, 1989, and amendment effective as of April 24, 1998, incorporated by reference to Exhibit 3.1 to SunTrust’s 1998 Annual Report on Form 10-K.

2.	Amendment to Restated Articles of Incorporation of SunTrust Banks, Inc., effective April 18, 2000, incorporated by reference to Exhibit 3.1 of SunTrust’s Quarterly Report on Form 10-Q as of March 31, 2000.

3.	Bylaws of SunTrust Banks, Inc., effective as of April 16, 2002, incorporated by reference to Exhibit 3.3 of SunTrust’s Quarterly Report on Form 10-Q as of June 30, 2002.